FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number:  0-26480

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

(Full title of the plan and the address of the plan, if different from the issuer named below)

PSB HOLDINGS, INC.

1905 West Stewart Avenue

Wausau, WI  54401

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Peoples State Bank Profit Sharing 401(k) Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2011 and 2010

Table of Contents

Report of Independent Registered Public Accounting Firm

1

Financial Statements

Statements of Net Assets Available for Benefits

2

Statements of Changes in Net Assets Available for Benefits

3

Notes to Financial Statements

4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

14

i

Report of Independent Registered Public Accounting Firm

Board of Trustees

Peoples State Bank

Wausau, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Wipfli LLP

June 22, 2012

11 Scott St., Suite 400

Wausau, Wisconsin 54403

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets

Investments – At fair value	$ 6,305,673	$ 6,011,447
Receivables:
Employer contributions	474,706	444,260
Notes receivable from participants	115,526	102,011

Net assets available for benefits, at fair value	6,895,905	6,557,718

Adjustment from fair value to contract value for interest in
collective trust relating to fully benefit-responsive contracts	(23,458)	(14,844)

Net assets available for benefits	$ 6,872,447	$ 6,542,874

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2011 and 2010

	2011	2010

Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$ (304,740)	$ 559,556
Interest and dividends	136,547	164,846
	(168,193)	724,402
Less investment expenses	(29,230)	(24,582)

Net investment income (loss)	(197,423)	699,820

Interest income on notes receivable from participants	4,864	4,508

Contributions:
Employer	474,706	444,260
Participant	466,309	467,030
Rollover	194	3,548

Total contributions	941,209	914,838

Deductions:
Benefits paid to participants	405,554	598,755
Administrative expenses	13,523	11,760

Total deductions	419,077	610,515

Net increase in net assets available for benefits	329,573	1,008,651
Net assets available for benefits at beginning	6,542,874	5,534,223

Net assets available for benefits at end	$ 6,872,447	$ 6,542,874

See accompanying notes to financial statements.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 1

Description of Plan and Funding Policies

The following description of Peoples State Bank Profit Sharing 401(k) Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan was established on October 1, 1989.  It is a defined contribution plan covering all full-time employees of Peoples State Bank (the “Bank”).  Full-time employees become eligible to participate in the Plan on the first entry date (the first day of the month) following completion of three months of service, provided they have reached the age of 21.  Part-time employees are employees who are regularly scheduled to work less than 1,000 hours.  They are eligible to participate in the Plan if they work more than 1,000 hours in a plan year.  The entry date for these employees is the first day of the plan year subsequent to meeting eligibility requirements.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants are allowed to contribute up to the maximum amount of pretax annual compensation determined by the federal government each year.  The Plan allows participants to roll over distributions from other retirement plans.  Participants are able to make post-tax deferrals into a Roth 401(k) in addition to pretax 401(k) deferrals.  Participants meeting eligibility requirements will automatically have 6% of eligible wages deferred into the Plan into a default investment fund unless otherwise elected by the participant.

The Bank currently matches 100% of the first 1% and 50% of the next 5% of compensation a participant contributes to the Plan.  In addition, the Bank may make a discretionary profit sharing contribution as determined by its Board of Directors.  Employer contributions are subject to certain limitations and are contributed annually.  Rollovers are not matched.

All investments in the participants’ accounts are participant directed.  The Plan currently offers various mutual funds, PSB Holdings, Inc. common stock (PSB Holdings, Inc. is the parent company of Peoples State Bank), a common/collective trust (stable return fund), and four asset allocation models as investments options for participants.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Bank’s matching contribution, and allocations of (a) the Bank’s discretionary profit sharing contribution, (b) forfeitures of terminated participants’ nonvested Bank matching and discretionary profit sharing contributions, (c) plan earnings/losses and charged with an allocation of administrative expenses.  Discretionary profit sharing contributions and forfeitures are allocated based upon each participant’s eligible pay in proportion to the pay of all eligible participants.  Allocations of plan earnings/losses are based on investment options and account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always 100% vested in their salary deferral and rollover contributions.  Vesting in Bank matching contributions contributed prior to January 1, 2008, and Bank discretionary profit sharing contributions are determined based on a six-year graded vesting schedule (vest 20% for each year of service after completion of one year of service).  Vesting in Bank matching contributions contributed after January 1, 2008, is based on a two-year cliff vesting schedule (0% vested after completion of one year of service, 100% vested after completion of two years of service).  To earn a year of service, participants must be credited with at least 1,000 hours of service.

Notes Receivable From Participants

Participants may borrow from their fund accounts up to a maximum of one-half the participant’s total vested balance, not to exceed $50,000.  Note transactions are treated as transfers between the participant’s investment fund and the Participant Loan Fund.  Note terms range from one to five years.  The notes are secured by the balance in the participant’s account.  Notes bear interest at a rate commensurate with the local prevailing rates as determined by the plan trustee.  Interest rates on existing notes range from 4.25% to 9.25% at December 31, 2011 and 2010.  Principal and interest are paid ratably through biweekly payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  If the participant’s vested account balance does not exceed $1,000, the Plan will distribute that portion, in a lump-sum, on the first distribution date after the participant terminates employment with the Bank, or as soon as administratively practical following that date.  In addition, hardship distributions out of the participant’s voluntary contribution accounts are permitted if certain criteria are met.  The Plan also allows for in-service distributions upon attaining age 59 ½.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Forfeitures

Plan forfeitures arise as a result of participants who terminate service with the Bank before becoming 100% vested in the Bank’s matching and discretionary profit sharing contributions.

Forfeitures of Bank matching contributions are used to reduce future Bank matching contributions.  The amount of forfeited Bank matching contributions available at December 31, 2011 and 2010 were $1,756 and $2,233, respectively.  Forfeitures used to reduce Bank matching contributions were $2,233 and $3,686 for the years ended December 31, 2011 and 2010, respectively.

Forfeitures of Bank discretionary profit sharing contributions are reallocated as if they were an additional discretionary profit sharing contribution.  The amount of forfeited discretionary profit sharing contributions available at December 31, 2011 and 2010, were $8,142 and $13,160 respectively.  There were no forfeited amounts used to reduce Bank profit sharing contributions for the years ended December 31, 2011 and 2010.

Note 2

Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP).

In accordance with accounting standards, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  The Plan invests in investment contracts through a collective trust.  Contract value for this collective trust is based on the net asset value of the fund as reported by the investment advisor.  The statements of net assets available for benefits present the fair value of the investment in the collective trust, as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The statements of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates

The preparation of the accompanying financial statements in conformity with GAAP requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures, of contingent assets and liabilities.  Actual results may differ from those estimates.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.  See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

Payment of Benefits

Benefit payments to participants or beneficiaries are recorded upon distribution.

Administrative Expenses

Administrative expenses charged by the third-party administrator, as well as investment advisory and management fees, are allocated proportionately to plan participants based on their respective account balances.  Loan fees are charged directly to the participant’s account against the investment option for which the loan was originally charged.  Plan audit fees are absorbed by the Bank.

Subsequent Events

Subsequent events have been evaluated through the date that the financial statements were issued.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 3

Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits.

	December 31,
	2011	2010

Mutual funds:
American Funds Europacific Growth Fund	$ 819,789	$ 883,374
Franklin Growth Advisor Fund	799,717	*
Lord Abbett Value Opportunities Fund	377,680	*
American Funds The Growth Fund of America, Inc.	*	749,263
Oppenheimer Small & Mid Cap Value Fund	*	390,284
Pimco Total Return Institutional Fund	647,909	693,851
Vanguard 500 Index Fund	917,670	877,230
Vanguard Windsor II Admiral Shares Fund	625,826	582,660
Common/collective trust – Wells Fargo
Galliard Stable Return Fund, at contract value	902,229	674,756

* Does not represent 5% or more of the Plan’s net assets available for benefits at December 31.

During 2011 and 2010, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

	Net Change in Fair Value
	2011	2010

Common stock – PSB Holdings, Inc.	$ 3,380	$ 59,085
Mutual funds	(308,120)	500,471

Net appreciation (depreciation) in fair value	$ (304,740)	$ 559,556

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 4

Fair Value of Financial Instruments

Accounting standards provide the framework for measuring fair value.  That framework provides a fair value hierarchy that provides the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described as follows:

Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 inputs to the valuation methodology include:

•

Quoted prices for similar assets or liabilities in active markets.

•

Quoted prices for identical or similar assets or liabilities in inactive markets.

•

Inputs other than quoted prices that are observable for the asset or liability.

•

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Common stock:  Valued at the closing price reported on the inactive market on which the individual security is traded.

Mutual funds:  Valued at the net asset value (NAV) of shares held by the Plan at year-end.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Common/collective trust – Wells Fargo Galliard Stable Return Fund:  Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the creditworthiness of the issuer.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Index	$ 1,076,940	$ 0	$ 0	$ 1,076,940
Growth and value	3,106,992	0	0	3,106,992
Fixed income	736,395	0	0	736,395
Target	235,752	0	0	235,752
Money market	391	0	0	391

Total mutual funds	5,156,470	0	0	5,156,470

Common stock	0	223,516	0	223,516
Common/collective trust	0	925,687	0	925,687

Total investment assets at fair value	$ 5,156,470	$ 1,149,203	$ 0	$ 6,305,673

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

	Fair Value Measurements at December 31, 2010
	Quoted
	Prices in
	Active	Significant
	Markets for	Other	Significant
	Identical	Observable	Unobservable
	Assets	Inputs	Inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Index	$ 1,030,049	$ 0	$ 0	$ 1,030,049
Growth and value	3,136,258	0	0	3,136,258
Fixed income	791,486	0	0	791,486
Target	182,430	0	0	182,430
Money market	39	0	0	39

Total mutual funds	5,140,262	0	0	5,140,262

Common stock	0	181,585	0	181,585
Common/collective trust	0	689,600	0	689,600

Total investment assets at fair value	$ 5,140,262	$ 871,185	$ 0	$ 6,011,447

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 5

Transactions with Parties-in-Interest

PSB Holdings, Inc. is the parent company of Peoples State Bank, which serves as the sponsor of the Plan.  The Plan had the following transactions with PSB Holdings, Inc.

	2011	2010

Purchases of stock:
Number of shares	1,607	1,366
Value of shares on transaction dates	$ 39,300	$ 28,050
Average share price purchased	$ 24.49	$ 21.55

Sales of stock:
Number of shares	58	935
Value of shares on transaction dates	$ 1,376	$ 17,908
Average share price sold	$ 23.68	$ 18.80

At December 31, 2011 and 2010, the Plan held 9,444 and 7,895 shares of PSB Holdings, Inc. common stock, respectively.

Notes receivable from participants also qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules of ERISA.

Note 6

Tax-Status

The Bank adopted a Prototype Nonstandard 401(k) Profit Sharing Plan with CODA (cash or deferred arrangement) and utilizes the services of its third-party administrator, Interactive Retirement Systems Ltd.  Interactive Retirement Systems Ltd. has received an IRS notification letter dated March 31, 2008, which indicates that an employer who adopts this plan may rely on the notification letter with respect to the qualification of its plan under the appropriate sections of the Internal Revenue Code.  Companies that adopt a prototype plan approved by the IRS are no longer required to obtain a determination letter.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

Peoples State Bank Profit Sharing 401(k) Plan

Notes to Financial Statements

Note 7

Plan Termination

The Bank intends to continue the Plan indefinitely, but reserves the right to terminate the Plan at any time.  In the event of termination, the account of each participant will be 100% vested and nonforfeitable.  The account will be held under the Plan and continue to accrue investment earnings until it is used to provide benefits according to the terms of the Plan.

Note 8

Risks and Uncertainties

The Plan invests in various investment securities.  Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 9

Reclassification

Certain prior year balances have been reclassified to conform with current year presentation.

Peoples State Bank Profit Sharing 401(k) Plan

Plan’s EIN #39-1305529 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of Investment Including Maturity Date,		Current
	Lessor, or Similar Party	Rate of Interest, Collateral, Par, or Maturity Value	Cost	Value

	TD Bank USA	TD Bank Trust Money Market Account	**	$ 391
	American Funds	American Funds Europacific Growth Fund	**	819,789
	Columbia Acorn	Columbia Acorn International Fund Class Z	**	121,658
	Columbia Acorn	Columbia Acorn Fund Class Z	**	127,005
	Franklin	Franklin Growth Advisor Fund	**	799,717
	Lazard	Lazard Emerging Market Open	**	235,317
	Lord Abbett	Lord Abbett Value Opportunities Fund	**	377,680
	Oppenheimer	Oppenheimer Global Stategic Income Fund	**	88,486
	Pimco	Pimco Total Return Institutional Fund	**	647,909
*	PSB Holdings, Inc.	PSB Holdings, Inc. Common Stock	**	223,516
	Vanguard	Vanguard 2010 Target Date Retirement	**	2,211
	Vanguard	Vanguard 2015 Target Date Retirement	**	80,546
	Vanguard	Vanguard 2020 Target Date Retirement	**	8,982
	Vanguard	Vanguard 2025 Target Date Retirement	**	82,165
	Vanguard	Vanguard 2030 Target Date Retirement	**	13,725
	Vanguard	Vanguard 2035 Target Date Retirement	**	1,351
	Vanguard	Vanguard 2040 Target Date Retirement	**	31,349
	Vanguard	Vanguard 2045 Target Date Retirement	**	3,776
	Vanguard	Vanguard 2050 Target Date Retirement	**	8,655
	Vanguard	Vanguard 2055 Target Date Retirement	**	2,992
	Vanguard	Vanguard 500 Index Fund	**	917,670
	Vanguard	Vanguard Windsor II Admiral Shares Fund	**	625,826
	Vanguard	Vanguard Small Cap Index Fund	**	159,270
	Wells Fargo	Wells Fargo Galliard Stable Return Fund	**	902,229
*	Participant Loans	Notes receivable - 4.25% - 9.25%	$0	115,526

*  Party-in-interest transaction considered exempt by the DOL.

**All investments are participant-directed; therefore, cost information may be omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator of the Peoples State Bank Profit Sharing 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLES STATE BANK

DATE:  June 28, 2012

By:  SCOTT M. CATTANACH

Scott M. Cattanach

Senior Vice President and

Chief Financial Officer

EXHIBIT INDEX

to

FORM 11-K

of

PEOPLES STATE BANK

PROFIT SHARING 401(k) PLAN

for the year ended December 31, 2011

Pursuant to Section 102(d) of Regulation S-T

(17 C.F.R. §232.102(d))

Exhibit 23.1

Consent of Wipfli LLP